SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


03023846

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


RECEIVED
JUN 2 6 2003

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to _____.

Commission File Number 1-7845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED
FROZEN 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

Exhibit Index - Pages 2 and 15

REQUIRED INFORMATION

A. Financial Statements and Report of Independent Accountants

B. Exhibit List.

Exhibit 23 Consent of Independent Accountants – Page 16

Exhibit 99.1 Certification of Felix E. Wright, furnished pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 24, 2003. – Page 17

Exhibit 99.2 Certification of Matthew C. Flanigan, furnished pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 24, 2003. – Page 18

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
FROZEN 401(k) PLAN

By: 
Ernest C. Jett
Vice President – General Counsel
and Plan Committee Member

Date: June 24, 2003

By: 
John A. Hale
Vice President and Chairman of Plan Committee

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT ACCOUNTANTS

LEGGETT & PLATT, INCORPORATED
FROZEN 401(k) PLAN
EIN 44-0324630 PN 026

December 31, 2002 and 2001

LEGGETT & PLATT, INCORPORATED
FROZEN 401(k) PLAN

CONTENTS

* Other schedules required by 29CFR 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
One Bank of America Plaza
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500

Report of Independent Accountants

To the Participants and Administrator of
The Leggett & Platt, Incorporated
Frozen 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Frozen 401(k) Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2003

Leggett & Platt, Incorporated
Frozen 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2002	2001
ASSETS		
Investments, at fair value	$1,676,725	$1,905,965
Total assets	1,676,725	1,905,965
NET ASSETS AVAILABLE FOR BENEFITS	$1,676,725	$1,905,965

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Frozen 401(k) Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31,

	2002	2001
Additions		
Investment (loss) income		
Net depreciation in value of investments	$ (292,567)	$ (203,837)
Interest and dividends	13,879	12,935
Investment loss	(278,688)	(190,902)
Contributions		
Employer	117	-
Total additions	(278,571)	(190,902)
Deductions		
Benefit payments	149,328	97,380
Administrative Fees	6,014	8,262
Total deductions	155,342	105,642
Net decrease	(433,913)	(296,544)
Transfers from merged plans	204,673	-
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF PERIOD	1,905,965	2,202,509
END OF PERIOD	$ 1,676,725	$ 1,905,965

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Frozen 401(k) Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Frozen 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective March 1, 2000 to consolidate frozen 401(k) plans of the Company's subsidiaries and affiliates. The Plan is a defined contribution plan, covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees who were participants in a frozen 401(k) plan merged into this Plan are considered eligible.

Contributions

The Plan does not provide for participant or Company contributions to be made to the Plan other than to correct operational errors. However, pre-tax and after-tax contributions contributed to a prior plan that are transferred into this Plan will be included in this Plan. Participants direct all assets into various investment options offered by the Plan. The Plan currently offers mutual funds and common trust funds, including a unitized Leggett & Platt, Incorporated common stock fund as investment options for participants.

Vesting and Distributions

Participants are always 100% vested in their accounts. Participants with a rollover account may withdraw part or all of this account at any time for any reason. Upon termination of employment for reasons other than retirement or death, employees with account balances over $5,000 may elect to defer the distribution of their account until their normal retirement date, receive the amount as a taxable distribution, or directly roll over the amount into an individual retirement account, annuity or trust. Participants with account balances under $5,000 will receive a lump sum taxable distribution, unless the separated employee chooses to directly roll over the amount into an individual retirement account, annuity or trust. Upon retirement or death, participants or their beneficiaries are entitled to the full value of their account. In-service withdrawals are allowed by participants after reaching age 59 ½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59 ½, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from any vested participant account up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%).

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Plan Trustee
Wachovia Bank, N.A. (formerly known as First Union National Bank), the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust, and makes all benefit payments as directed by the Plan Administrative Committee.

Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants' accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
The market value of all Plan investments is based upon quoted market prices as of the close of business on the last day of the year. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes
The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received for the Plan. The Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Benefit Payments
Benefits are recorded when paid.

Leggett & Platt, Incorporated
Frozen 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C – INVESTMENTS

The following presents the fair values of investments greater than 5% at December 31, 2002 and 2001.

	2002	2001
Stable Portfolio Group Trust	$ 403,718	$ 353,543
Diversified Bond Group Fund	124,787	-
Federated Stock Trust	246,537	173,186
Fidelity Advisors Equity Growth Fund	391,968	643,806
Dreyfus S&P Midcap Index Fund	-	177,748
Putnam International Growth Fund	-	96,948
Leggett & Platt, Incorporated Common Stock Fund	221,270	193,014

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at Fair Value as Determined by Quoted Market Price

	2002	2001
Mutual Funds	$ (299,455)	$ (235,371)
Common Trust Funds	6,888	31,534
	$ (292,567)	$ (203,837)

Interest and dividends received on the Plan's investments for 2002 and 2001 were $13,879 and $12,935, respectively.

Leggett & Platt, Incorporated
Frozen 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,	
	2002	2001
Net assets available for benefits per the financial statements	$1,676,725	$1,905,965
Amounts allocated to withdrawing participants	(5,177)	-
Net assets available for benefits per Form 5500	$1,671,548	$1,905,965

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Year Ended December 31,2002
Benefits paid to participants per the financial statements	$149,328
Add: Amounts allocated to withdrawing participants at December 31, 2002	5,177
Less: Amounts allocated to withdrawing participants at December 31, 2001	-
Benefits paid to participants per Form 5500	$154,505

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE E - PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2002 and 2001, the Plan held units of participation in investment funds of Wachovia Bank, N.A. (formerly known as First Union National Bank) with a total market value of $837,009 and $698,898, respectively. In addition, the Plan held investments in loans to participants at December 31, 2002 and 2001 with a total market value of $55,073 and $32,253, respectively. During the year ended December 31, 2002, the Plan made new loans of $26,202 and received loans in the amount of $14,881 from a merged plan. The Plan also received loan principal and interest repayments of $21,447 and forgave loans in the amount of $145. During the year ended December 31, 2001, the Plan made new loans of $12,948 and received loan principal and interest repayments of $10,132. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated
Frozen 401(k) Plan
EIN 44-0324630 PN 026

Schedule of Assets (Held at End of Year)
December 31, 2002

	Identity of Issue	Description of Investment Account	Current Value
*	Wachovia Bank, N.A.	Leggett & Platt, Incorporated Common Stock Fund	$221,270
*	Wachovia Bank, N.A.	Stable Portfolio Group Trust	403,718
*	Wachovia Bank, N.A.	Diversified Bond Group Fund	124,787
	Invesco	Invesco Total Return Fund	26,741
	Federated	Federated Stock Trust	246,537
	Fidelity	Fidelity Advisors Equity Growth Fund	391,968
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund	57,597
	Dreyfus	Dreyfus S&P Midcap Index Fund	48,901
*	Wachovia Bank, N.A.	Evergreen Special Equity Fund	29,637
	Putnam	Putnam International Growth Fund	70,496
*	Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1%	55,073
			$1,676,725

* Investments in securities of parties-in-interest to the Plan.

Leggett & Platt, Incorporated
Frozen 401 (k) Plan and Trust
EIN 44-0324630 PN 026

Schedule of Nonexempt Transactions
For the Year Ended December 31, 2002

(a) Party involved	(b) Relationship to plan	(c) Description of transaction	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred with transaction	(h) Cost of asset (1)	(i) Current value of asset (2)	(j) Net gain on transaction
Leggett & Platt, Incorporated	Sponsor/Employer	Improper loan from Plan to employer for failure to remit employees' January 2001 loan repayment to the Plan timely.	N/A	N/A	N/A	N/A	$ 187	$ 205	$ 18
Leggett & Platt, Incorporated	Sponsor/Employer	Improper loan from Plan to employer for failure to remit employees' March 2001 loan repayment to the Plan timely.	N/A	N/A	N/A	N/A	126	$ 137	11
Leggett & Platt, Incorporated	Sponsor/Employer	Improper loan from Plan to employer for failure to remit employees' April 2001 loan repayment to the Plan timely.	N/A	N/A	N/A	N/A	252	$ 273	21
Leggett & Platt, Incorporated	Sponsor/Employer	Improper loan from Plan to employer for failure to remit employees' May 2001 loan repayment to the Plan timely.	N/A	N/A	N/A	N/A	252	$ 272	20
Leggett & Platt, Incorporated	Sponsor/Employer	Improper loan from Plan to employer for failure to remit employees' June 2001 loan repayment to the Plan timely.	N/A	N/A	N/A	N/A	377	$ 404	27
Leggett & Platt, Incorporated	Sponsor/Employer	Improper loan from Plan to employer for failure to remit employees' July 2001 loan repayment to the Plan timely.	N/A	N/A	N/A	N/A	252	$ 269	17
Leggett & Platt, Incorporated	Sponsor/Employer	Improper loan from Plan to employer for failure to remit employees' August 2001 loan repayment to the Plan timely.	N/A	N/A	N/A	N/A	42	$ 45	3

(1) The cost of the asset represents the amount of employee loan repayments which were not timely deposited.
(2) The current value of the asset represents the cost of the asset and the amount of income the loan repayments remitted to the Plan would have earned if timely deposited. The income was calculated using the Rule 6621 Rate of Return for 2001 and 2002.

B. EXHIBIT INDEX LISTING

Exhibit 23 Consent of Independent Accountants – Page 16

Exhibit 99.1 Certification of Felix E. Wright, furnished pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 24, 2003. – Page 17

Exhibit 99.2 Certification of Matthew C. Flanigan, furnished pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 24, 2003. – Page 18

EXHIBIT 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-35280) of Leggett & Platt, Incorporated of our report dated June 18, 2003, relating to the financial statements of the Leggett & Platt, Incorporated Frozen 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

St. Louis, Missouri
June 24, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Leggett & Platt, Incorporated Frozen 401(k) Plan, (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Felix E. Wright, Chairman and Chief Executive Officer of Leggett & Platt, Incorporated, certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Felix E. Wright
Chairman and Chief Executive Officer
Leggett & Platt, Incorporated

June 24, 2003

EXHIBIT 99.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the Leggett & Platt, Incorporated Frozen 401(k) Plan, (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Matthew C. Flanigan, Vice President - Chief Financial Officer of the Leggett & Platt Incorporated and member of the Plan Investment Committee certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Matthew C. Flanigan
Vice President - Chief Financial Officer
Leggett & Platt, Incorporated
and Member of the Frozen 401(k) Plan Investment Committee

June 24, 2003

L:\Mkh\SEC\11-K\FYE 2002\906 Flanigan.doc